UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2016

Commission File Number 000-20860

EZchip Semiconductor Ltd.
(Translation of registrant’s name into English)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

EXPLANATORY NOTE

Item 1

Results of Extraordinary General Meeting

On January 19, 2016, EZchip Semiconductor Ltd. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) at the Company’s principal executive offices at 1 Hatamar Street, Yokneam 2069206, Israel.  At the Meeting, the Company’s shareholders approved the following resolution:

RESOLVED, (a) to approve (i) the Agreement of Merger dated as of September 30, 2015 by and among the Company, Mellanox Technologies, Ltd., an Israeli company (“Parent”), and Mondial Europe Sub Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), as amended by Amendment No. 1 to the Agreement of Merger, dated as of November 17, 2015 (the “Merger Agreement”); (ii) the merger of Merger Sub with and into the Company in accordance with Sections 314-327 of the Israeli Companies Law, 5759-1999, following which Merger Sub will cease to exist as a separate legal entity and the Company will become a wholly-owned subsidiary of Parent (the “Merger”); (iii) the payment of consideration of US$25.50 in cash, without interest and subject to applicable withholding taxes, for each ordinary share, par value NIS 0.02 per share, of the Company held by the Company’s shareholders as of immediately prior to the effective time of the Merger; and (vi) all other transactions and arrangements contemplated by the Merger Agreement (collectively, the “Merger Proposal”), and (b) that the Merger Proposal is in the best interest of the Company.

Following are the final shareholder votes at the Meeting:

Proposal	Matter	FOR	AGAINST	ABSTAIN
1.	Merger Proposal	16,672,899	3,127,054	58,538

Additional information on the Meeting and the matter on the agenda at the Meeting can be found in the Company’s Proxy Statement for the Meeting, dated December 21, 2015.

Item 2. Press Release

On January 19, 2016, the Company issued a press release titled “EZchip Shareholders Approve Merger Proposal with Mellanox” A copy of the press release is annexed hereto as Exhibit 99.1.

The information in this explanatory note shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or under the Exchange Act, whether made before or after the date hereof, except as expressly set forth by specific reference to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZchip Semiconductor Ltd.

By:	/S/ Dror Israel
Name:	Dror Israel
Title:	Chief Financial Officer

Date: January 19, 2016

Exhibit Index

Exhibit 99.1	Press Release of the Company, dated January 19, 2016, titled “EZchip Shareholders Approve Merger Proposal with Mellanox”.